April 7, 2010

To: All applicable Exchanges and Commissions

Subject: Atna Resources Notice of Meeting and Record Date:

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Security Holders for the subject Issuer.

Meeting Type:	Annual and Special Meeting

Record Date For Notice:	May 3, 2010

Record Date For Voting:	May 3, 2010

Meeting Date:	June 7, 2010

Meeting:	Golden Hotel
800 Eleventh Street
Golden, Colorado USA 80401

Description	Cusip Number	ISIN
Common Shares	04957F101	CA0497F1018

Sincerely,

ATNA RESOURCES LTD.

(Signed) “David P. Suleski”

David P. Suleski
Corporate Secretary